FACTS ABOUT SHELL OIL PRODUCTS US LUBRICANTS BUSINESS

Headquartered in Houston, approximately 800 employees

Highlights include:
o Major products include Rotella(R) T, a family of leading heavy duty motor oil products
o    Market leader with its line of AEROSHELL(R) aviation lubricants
o Currently offers both Formula Shell(TM) and Havoline(R) passenger car motor oils (with a license to market and sell Texaco-branded lubricants, e.g. Havoline(R)until August, 2003)

Facilities include 8 company-owned lube oil blending plants located in NC, MI, IL, TX, LA, WV, CA, and WA. Base oil manufacturing facilities include a paraffinic base oil plant in Port Arthur, TX (owned by Motiva Enterprises LLC, a joint venture between Shell Oil Products US and Saudi Refining, Inc.) a naphthenic base oil plant in Martinez, CA and 2 base oil trains (1 paraffinic, 1 naphthenic) in Deer Park, TX.

Shell Global Solutions supplies Shell's research and development needs from a world-wide network of technology centers (including the Westhollow Technology Center located in Houston, TX).


                       FACTS ABOUT SHELL OIL PRODUCTS US
Refineries:
Total Refining Capacity: 1,665,700 barrels per day at 9 refineries (2)
% of U.S. Capacity: 8.1% (2)
Terminals: ownership or partial interest in 112 products terminals
Retail: approximately 21,800 Shell- and Texaco-branded retail outlets in all 50 states and Washington, D.C. (3)
Pipelines: own or operate about 29,000 miles that transport about 9 million barrels of crude oil and refined product per day.

1 Company data as of 12/31/2001- excludes Texaco branded sales. Shell has the right to market and sell Texaco branded lubricants under license agreement with ChevronTexaco until August 2003.
2 Includes 50% of Deer Park owned by Pemex and 50% of 4 refineries jointly owned by Saudi Refining, Inc.
3 Of this total, 13,000 are owned by Motiva Enterprises LLC, a 50/50 joint venture of Shell and Saudi Refining, Inc.


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                   Facts about Pennzoil-Quaker State Company

Headquartered in Houston, approximately 7400 employees

Pennzoil-Quaker State Company is a leading worldwide automotive consumer products company, marketing over 1,200 products with 20 leading brands in more than 90 countries. The company markets Pennzoil(R) and Quaker State(R) brand motor oils, the number one and number two selling motor oils in the United States. Jiffy Lube(R), a wholly owned subsidiary of Pennzoil-Quaker State Company, is the world's largest fast lube operator and franchiser.
Source: Pennzoil-Quaker State Company press release, January 23, 2002

Highlights:
o Approximately 80% of sales in US, 20% internationally. Mexico and Canada represent 70% of non-U.S. sales. (Shell estimate)
o Approximately 2157 locations branded as Jiffy Lube(R) (approximately 80% franchised, 20% independent/company-owned)
o Approximately 700 independent/company-owned Pennzoil 10 Minute Oil Change facilities.

Pennzoil-Quaker State Company currently owns and operates 44 owned and operated distribution facilities (direct sales operations) in 22 states. Pennzoil-Quaker State Company also markets their product line through a distributor channel.

Pennzoil-Quaker State Company conducts its global Research and Development from a technology center located in The Woodlands, TX.

Pennzoil-Quaker State Company's Lubricants business includes a 50% ownership in Excel Paralubes, a base oil manufacturing plant, supplying 58% of Pennzoil-Quaker State Company base oil requirements. Pennzoil-Quaker State Company has reported a current network of 10 domestic lube oil blending plants.